Exhibit 99.2

Notice of our 2017 annual meeting

You are invited to our 2017 annual meeting (the meeting) of shareholders:

When	May 5, 2017

2:00 p.m. (Mountain time)

Where	Ballroom at The Metropolitan Centre
333-4th Avenue SW
Calgary, Alberta

We will cover six items of business – see "Business of the Meeting" in our 2017 management information circular:

1.	Receive our 2016 consolidated financial statements and the auditors' report
2.	Vote on electing the directors
3.	Vote on appointing the auditors

4.	Vote on approving an increase in the shares reserved for issuance under our stock option plan
5.	Vote on our approach to executive compensation
6.	Vote on any other business that comes before the meeting

Your vote is important

Our 2017 management information circular includes important information about the meeting and the voting process. Please read it carefully before you vote.

We mailed you a copy of our 2016 consolidated financial statements and the auditors' report if you requested a copy and in accordance with corporate and securities laws. You can also access a copy of our financial statements on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

We will have a live webcast of the annual meeting on our website if you cannot attend the meeting in person.

By order of the board,

"Nick Kangles"

Nick Kangles

Corporate Secretary

Pembina Pipeline Corporation

Calgary, Alberta

March 16, 2017

Where to get a copy of the 2017 management information circular

If you are a registered shareholder or you have given us instructions to send you printed documents, your management information circular is attached to this notice.

We use the notice and access model to deliver meeting materials (this notice and the management information circular) to beneficial holders of our common shares. Notice and access is a set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs.

If you are a beneficial shareholder, you can view the management information circular at:

www.sedar.com, or

www.pembina.com/Investor-Centre/shareholder-information/

If you would like us to mail you a paper copy of the management information circular instead, please contact us:

•	online:	www.pembina.com/Investor-Centre/Shareholder-information
•	by phone:	1-855-880-7404
•	by email:	investor-relations@pembina.com

We will send it free of charge, but we need your request at least 5 days before the proxy deposit date listed on the attached voting instruction form, and within one year of filing the information circular on SEDAR.

How to vote

If you are a beneficial shareholder, complete and return your voting instruction form at least one business day before the proxy deposit date of May 3, 2017 at 2:00 p.m., or as listed on the attached voting instruction form. You cannot vote by returning this notice.

Send your voting instruction to us:

•	online:	www.proxyvote.com
•	by phone:	1-800-474-7493 (English)
1-800-474-7501 (French)
•	by fax:	905-507-7793
•	by mail:	Data Processing Centre
PO Box 2800 STN LCD Malton
Mississauga ON L5T 2T7

If you have questions about notice and access, call us toll-free at 1-855-880-7404.